©
2012 Eaton Corporation. All rights reserved.
2012 Citi Global Industrials Conference
Alexander M. Cutler – Chairman and Chief Executive Officer
September 19, 2012
Filed by Eaton Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company: Cooper Industries plc; Eaton
Corporation
Filer’s SEC File No.: 1-1396
Date: September 19, 2012

2 ©
2012 Eaton Corporation. All rights reserved.
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
A registration statement on Form S-4 has been filed with the SEC, which includes the Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper
Industries plc (“Cooper”) that also constitutes a Prospectus of Eaton Corporation plc (1) . The registration statement was declared effective on September 7, 2012.
Eaton and Cooper are commencing sending to their respective shareholders (and to Cooper equity award holders for information only) the definitive Joint Proxy
Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the definitive Joint Proxy
Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc,
Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the definitive
Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton
Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and may obtain free copies of the definitive
Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc.,
P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.
PARTICIPANTS IN THE SOLICITATION
Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information
regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive
Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on
Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.
STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES
The directors of Eaton accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Eaton
(who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.
Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule
8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).
(1) Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

3 ©
2012 Eaton Corporation. All rights reserved.
Forward Looking Statements
This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning
Eaton, Eaton Global plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Global plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,”
“potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton;
competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly
Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC.  We do not assume any obligation to update these forward-looking statements.
No statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

4 ©
2012 Eaton Corporation. All rights reserved.
Eaton Corporation – A Premier Diversified Power
Management Company
• A balanced power management company
• Eaton’s acquisition of Cooper Industries
• 2012 outlook

5 ©
2012 Eaton Corporation. All rights reserved.
Eaton provides energy efficient solutions using
electrical, mechanical, and fluid technologies
Cities &
Buildings
Transportation Industrial &
Machinery
Information
Technology
Energy &
Utilities
Infrastructure
Our products & services deliver reliability, efficiency, and safety for:
…helping to bridge the gap between rapidly rising demand for energy and naturally constrained sources of supply with sustainable solutions

6 ©
2012 Eaton Corporation. All rights reserved.
Hydraulics
Electrical
Aerospace
Truck
Automotive International Developed
U.S.
International Emerging
Today we have a global footprint across the five
business segments…
2011 Sales by Region 2011 Sales by Business

No Cycle
Late
Mid
Early

EATON
Powering Business Worldwide

7 ©
2012 Eaton Corporation. All rights reserved.
…and our businesses are balanced across the
economic cycle
$2.2B in Revenues
Electrical Service, Defense,
Filtration, Aerospace Aftermarket
$3.6B in Revenues
Commercial Aerospace,
Nonresidential Construction,
Large Data Centers
$4.7B in Revenues
Hydraulics, Industrial Controls,
Medium Duty Truck,
Mid-sized Data Centers
$5.5B in Revenues
Residential Electric,
Single Phase Power Quality,
Heavy Duty Truck, Automotive
2011 Global Sales by Cycle
34%
29%
23%
14%
0%
20%
40%
60%
80%
100%
2011

The Eaton Business System: How We Work at Eaton
Planning
prioritize/align goals
Execute Plans
Growth
Operational Excellence
Functional Excellence
Conduct Reviews
achieve results
Assessment
identify opportunities
Learning
make improvements
provide direction, establish targets
Foundation
Stakeholders
communicate, refine, adjust
communicate, refine, adjust
© 2011 Eaton Corporation, All Rights Reserved

EATON
Powering Business Worldwide

8 ©
2012 Eaton Corporation. All rights reserved.
EBS embodies the values and processes that bind
the company and have enabled our success
• Growth
• Robust strategic planning
process for growth and
profitability
• Outgrowing end markets
through innovation
• Identifying higher growth markets
• Established acquisition strategy
and processes
• Profitability
• Operational excellence
• Global scale
• Efficient functional support
• Capital Efficiency
• Effective working capital
management
• Capital expenditures
targeted to support
growth
• Foundation
• Doing business right
• Employee development
• Customer focus
• Supplier partnerships
A powerful combination of proven
foundation elements, tools, and processes,
EBS is at the heart of our strategy for being
a premier diversified industrial

9 ©
2012 Eaton Corporation. All rights reserved.
Executing our strategy has resulted in an
upward shift in profitability
Innovative new products
Margin accretive acquisitions
Leveraging the Eaton Business System
Targeted restructuring
Profitability Drivers
11.9%
12.7%
14.2%
14.5%-15%
0%
5%
10%
15%
20%
25%
2002 -2008
Average
2010 2011 2012E
+ 260 to 310 bps

10 ©
2012 Eaton Corporation. All rights reserved.
Cumulative Shareholder Returns
50
100
150
200
250
300
350
400
450
500
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Aug-
12
Eaton S&P 500 PDI Group
2000 – Aug 2012
CAGR*
Return
Index
11.8%
2.5%
6.6%
Note – DI Group represents an equal weighted index of ABB, DHR, DOV, EMR, GE, HON, IR, ITW, MMM, PH, SI, SPW, TXT, UTX;
*CAGR = Calculated using the End Point Methodology
Source Data: Capital IQ
Our shareholder returns have far outpaced
the broader market

11 ©
2012 Eaton Corporation. All rights reserved.
Powerful megatrends will help drive our markets
to grow at a multiple of global GDP
Electrical
Hydraulics
Aerospace
Truck
Automotive
23
By the numbers:
…Percentage decrease in electricity demand possible
through the application of energy efficient equipment and
demand management services
100
…Percentage increase in agricultural output by 2050
necessary in developing countries to feed the global
population
30
…Percentage decrease in fuel consumption of next
generation single-aisle aircraft planned by 2020
20
90
Source: United Nations, IATA, NHTSA, Eaton analysis
…Percentage decrease in fuel consumption by model year
2018 resulting from the first ever U.S. emissions standards
for heavy-duty trucks
…Percentage increase in proposed Corporate Average Fuel
Economy (CAFE) standards by 2025 for passenger cars

12 ©
2012 Eaton Corporation. All rights reserved.
Eaton Corporation – A Premier Diversified Power
Management Company
• A balanced power management company
• Eaton’s acquisition of Cooper Industries
• 2012 outlook

●			✓✓✓		
	●			✓✓✓		✓
	●				✓✓	✓
		●		✓✓✓	✓✓	✓
		●		✓	✓✓✓	✓
	●				✓✓✓	✓
		●		✓	✓	✓✓✓
	●		●	✓✓✓	✓✓	✓

Powering Business Worldwide

13 ©
2012 Eaton Corporation. All rights reserved.
Acquisitions have played a large role in growing
our electrical business
Electrical Group
Acquisitions
Year
Acq’d
Sales
Market Participation Regional Strength
Power Control
& Distribution
Power
Quality
Lighting &
Safety
Americas EMEA
Asia-
Pacific
Cutler Hammer 1978 $0.6B
Westinghouse DCBU 1994 $1.0 B
Delta Electrical 2003 $0.3 B
Powerware 2004 $0.8 B
MGE Small Systems 2007 $0.2 B
Moeller 2008 $1.5 B
Phoenixtec 2008 $0.5 B
Cooper 2012 $5.4 B
28 other Electrical acquisitions since 1990

14 ©
2012 Eaton Corporation. All rights reserved.
Transaction overview for Eaton’s acquisition of
Cooper Industries
Combined
company
• Premier power management company with 2011 sales of $21.5B
• Under the leadership of Eaton management
• Named Eaton Corporation Plc and will continue to trade on NYSE as ETN
• Incorporated in Ireland
Consideration • Cooper shareholders will receive $39.15 in cash and 0.77479 ETN Plc shares, reflecting a 29% equity premium to the closing price on May 18
• Eaton shareholders will receive 1 ETN Plc share
Financing • Fully committed bridge financing in place
Financial
benefits
• $375M operating synergies, with >80% realized by year 3, and $160M global cash management and resultant tax benefits in the mature year
(1)
• Significantly accretive to Eaton’s earnings
Timing • Expect closing 2
nd
half of 2012
• Conditional on customary regulatory and shareholder approvals
(1)

The financial benefits statements have been reported on in accordance with the Irish Takeover
Code.  Please see the offer announcement dated May 21, 2012  for further details.

15
Cooper has a wide range of complementary
electrical businesses
• Cooper Power Systems
• $1.3 B sales
• Market leader in
distribution grid
protection
• Crouse-Hinds
• $1.0 B sales
• Global leader in electrical
solutions for harsh and
hazardous environments
• Safety
• $600 M sales
• Leading European
provider of emergency
lighting and video
security
Electrical Products ($2.5 B sales)
• Lighting
• $1.1 B sales
• Strong LED platform
driving growth
• Bussmann:
• $650 M sales
• Global leader in
circuit protection
• B-Line Support structures
• $400 M sales
• Global provider of
structural systems and
wire management solutions
• Wiring devices
• $350 M sales
• Electrical devices for
commercial and residential power distribution
Energy and Safety Solutions ($2.9 B sales)

©
2012 Eaton Corporation. All rights reserved.
16
Adding Cooper expands Eaton’s market
participation
Moving Upstream
Utility power
distribution network
Historic Eaton Core
Facilities
Power Distribution
Moving Downstream
Load management
& lighting control
16 ©
2012 Eaton Corporation. All rights reserved.

17 ©
2012 Eaton Corporation. All rights reserved.
• Broad portfolio of complementary products
• Market segment expansion:
• Upstream into power solutions encompassing primary and
secondary distribution, grid automation, and smart grid
• Downstream into lighting, lighting controls, and wiring devices
• Expands our solutions with all channels
• Well positioned to address long-term global requirements
• Aging grid
• Increased spending on energy & infrastructure
• Protecting people, equipment and data
The strategic rationale for this acquisition is
compelling - I

18 ©
2012 Eaton Corporation. All rights reserved.
• Aligns with our customer segment focus in oil & gas, mining, energy efficiency and alternative energy
• Adds breadth to our global geographic exposure
• Attractive business in EMEA
• Strong oil & gas industry positioning globally
• Complementary component and utility business in APAC
• Offers improved cash management flexibility for the
corporation
The strategic rationale for this acquisition is
compelling - II

19
Our integrated operating company capabilities
(EBS) will drive significant synergies (1)
($M)
2013 2014 2015 2016
Pre-tax operating synergies
Sales synergies 10 35 70 115
Cost-out synergies 65 140 240 260
Total operating synergies 75 175 310 375
Global cash management and resultant tax benefits 160 160 160 160
Acquisition integration costs, pre-tax 90 75 35 -
• $260M in cost out synergies with over 90% complete by 2015
• $200M in acquisition integration charges with ~80% incurred through 2014
Integration plans
Synergies
(1) The financial benefits statements have been reported on in accordance with the Irish
Takeover Code.  Please see the offer announcement dated May 21, 2012 for further details.

20 ©
2012 Eaton Corporation. All rights reserved.
The acquisition is accretive to earnings (1)
($)
2013 2014 2015 2016
Operating EPS Accretion
(1)
(0.10) 0.35 0.45 0.55
Cash Operating EPS Accretion
(1,2)
0.40 0.65 0.75 0.85
Accretion
(1) EPS accretion numbers do not represent a profit forecast as defined in the Irish Takeover Code
(2) Cash Operating EPS excludes incremental amortization of intangibles arising from purchase accounting

21 ©
2012 Eaton Corporation. All rights reserved.
Eaton Corporation – A Premier Diversified Power
Management Company
• A balanced power management company
• Eaton’s acquisition of Cooper Industries
• 2012 outlook

22 ©
2012 Eaton Corporation. All rights reserved.
We project growth of 3% - 4% in our markets in 2012…
2012E
Total
2012E
U.S.
Non
U.S.
Electrical Americas Index
8 9 5
Electrical ROW Index
(3) n/a (3)
Hydraulics Index
3 8 (1)
Aerospace Index
4 1 8
Truck Index
2 11 (4)
Automotive Index
3 10 1
Eaton Consolidated Index 3.5% 8% (1)%

23 ©
2012 Eaton Corporation. All rights reserved.
…leading to another year of record margins
2011 2012E 2015 Target
Electrical Americas 14.6% 16.5% 17%
Electrical ROW 9.4% 9.0% 14%
Hydraulics 15.6% 16.0% 17%
Aerospace 14.8% 15.0% 17%
Truck 18.4% 19.0% 20%
Automotive 12.0% 12.0% 13%
Eaton Consolidated 14.2% 14.5% - 15.0% 16% - 17%

24 ©
2012 Eaton Corporation. All rights reserved.
2012 Guidance
January
Guidance
February
Guidance
April
Guidance
July
Guidance
Market Growth of 3.5% $800M $800M $800M $560M
Market Outgrowth of 40% $320M $320M $320M $225M
Net Acquisition Revenue $90M $315M $365M $365M
Sales Decrease from FOREX $(550)M $(550)M $(300)M $(500)M
Incremental Margin 28% 28% 28% 29%
Tax Rate 17% - 19% 17% - 19% 16% - 18% 14% - 16%
Operating EPS $4.15 - $4.55 $4.20 - $4.60 $4.30 - $4.70 $4.20 - $4.50
Fully Diluted EPS $4.10 - $4.50 $4.13 - $4.53 $4.23 - $4.63 $4.09 - $4.39
Operating Cash Flow $1.7B to $1.8B $1.7B to $1.8B $1.7B to $1.8B $1.7B to $1.8B
Free Cash Flow $1.1B to $1.2B $1.1B to $1.2B $1.1B to $1.2B $1.1B to $1.2B
The operating EPS and Fully Diluted EPS guidance provided in July constitute a profit forecast for the purposes of the Irish
Takeover Code and reports on those forecasts as required by the Irish Takeover Code will be mailed to Cooper shareholders with the joint proxy statement / prospectus.

25 ©
2012 Eaton Corporation. All rights reserved.
Our acquisition of Cooper Industries
remains on track
•
Proxy filed with SEC and mailing underway
•
U.S. HSR approval in early July and Canadian
Competition Bureau approval received in
September
•
Revolving finance facilities upsized to $2B, and
$600 million of term debt issued

Eaton Corporation
Reconciliation of Non-GAAP Financial Information 2Q 2012
All numbers $M except per share numbers
Reconciliation of net income to operating earnings
2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012 Low High
Net income from continuing operations 356 $    626 $     783 $     897 $     959 $     1,055 $  383 $     929 $       1,350 $   311 $       382 $
Net income from discontinued operations 30         22         22         53         35         3           -            -              -             -              -
Net Income 386 648 805 950 994 1,058 383 929 1,350 311 382
Acquisition integration  charges (after-tax) 24         27         24         27         42         51         54         27            10          2             10
Operating earnings 410 $    675 $     829 $     977 $     1,036 $  1,109 $  437 $     956 $       1,360 $   313 $       392 $
Net income per share - diluted 1.28 $   2.07 $    2.62 $    3.11 $    3.31 $    3.26 $    1.14 $    2.73 $      3.93 $     0.91 $      1.12 $       4.09 $    4.39 $
Per share impact of unusual items (after tax) 0.08      0.08       0.07      0.09      0.14      0.16       0.16       0.08         0.03       0.01         0.03          0.11       0.11
Operating earnings per common share 1.36 $   2.15 $    2.69 $    3.20 $    3.45 $    3.42 $    1.30 $    2.81 $      3.96 $     0.92 $      1.15 $       4.20 $    4.50 $
Reconciliation of segment operating profit to segment operating profit excluding restructuring charges
2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Segment operating profit 763 $    1,123 $  1,374 $  1,468 $  1,668 $  1,805 $  950 $     1,700 $    2,260 $   544 $       592 $
Acquisition integration charges (pre-tax) 36         41         36         40         64         76         80         40            14          3             8
Segment operating profit excluding restructuring 799 $    1,164 $  1,410 $  1,508 $  1,732 $  1,881 $  1,030 $  1,740 $    2,274 $   547 $       600 $
Reconciliation of segment operating margin to segment operating margin excluding restructuring charges
Segment operating margin 9.8% 11.8% 12.7% 12.0% 12.8% 11.7% 8.0% 12.4% 14.1% 13.7% 14.6%
Acquisition integration charges 0.4% 0.4% 0.3% 0.3% 0.5% 0.5% 0.7% 0.3% 0.1% 0.1% 0.1%
Segment operating margin excluding restructuring 10.2% 12.2% 13.0% 12.3% 13.3% 12.2% 8.7% 12.7% 14.2% 13.8% 14.7%
Reconciliation of net income margin to after tax operating margin
Net income margin 5.0% 6.8% 7.4% 7.8% 7.6% 6.9% 3.2% 6.8% 8.4% 7.9% 9.4%
Acquisition integration charges 0.3% 0.3% 0.2% 0.2% 0.3% 0.3% 0.5% 0.2% 0.1% 0.1% 0.2%
After tax operating margin 5.3% 7.1% 7.6% 8.0% 7.9% 7.2% 3.7% 7.0% 8.5% 8.0% 9.6%
2012 Guidance

Reconciliation of net income to EBIT and EBITDA
2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Net income from continuing operations 356 $    626 $     783 $     897 $     959 $     1,055 $  383 $     929 $       1,350 $   311 $       382 $
Net income from discontinued operations 30         22         22         53         35         3           -            -              -             -              -
Net income 386 648 805 950 994 1,058 383 929 1,350 311 382
Income tax 122       133        191       77         97         73         (82)        99            201        57            37
Net interest expense 87         78         90         104       146       157        150        136          118        28            30
Other expense (income) (5)          28         (27)        (72)        (43)        (30)        (9)          (1)            (38)         3             8
EBIT (including acquisition integration) 590 $    887 $     1,059 $  1,059 $  1,194 $  1,258 $  442 $     1,163 $    1,631 $   399 $       457 $
Depreciation & amortization 394       400        409       434       439       571        573        551          556        140          138
EBITDA (including acquisition integration) 984 $    1,287 $  1,468 $  1,493 $  1,633 $  1,829 $  1,015 $  1,714 $    2,187 $   539 $       595 $
Reconciliation of EBIT and EBITDA to EBIT excluding restructuring and EBITDA excluding restructuring
2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
EBIT (including acquisition integration) 590 $    887 $     1,059 $  1,059 $  1,194 $  1,258 $  442 $     1,163 $    1,631 $   399 $       457 $
Acquisition integration charges (pre-tax) 37         41         36         40         64         77         82         40            14          3             8
EBIT (excluding restructuring) 627 $    928 $     1,095 $  1,099 $  1,258 $  1,335 $  524 $     1,203 $    1,645 $   402 $       465 $
EBITDA (including acquisition integration) 984 $    1,287 $  1,468 $  1,493 $  1,633 $  1,829 $  1,015 $  1,714 $    2,187 $   539 $       595 $
Acquisition integration charges (pre-tax) 37         41         36         40         64         77         82         40            14          3             8
EBITDA (excluding restructuring) 1,021 $  1,328 $  1,504 $  1,533 $  1,697 $  1,906 $  1,097 $  1,754 $    2,201 $   542 $       603 $
Reconciliation of operating cash flow to free cash flow
2003 2004 2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Operating cash flow 874 $    838 $     1,135 $  1,431 $  1,158 $  1,441 $  1,408 $  1,282 $    1,248 $   (98) $        469 $        1,700 $  1,800 $
Capital expenditures 273       330        363       360       354       448        195        394          568        105          126           600        600
Free cash flow 601 $    508 $     772 $     1,071 $  804 $     993 $     1,213 $  888 $       680 $      (203) $      343 $        1,100 $  1,200 $
2012 Guidance

Reconciliation of Eaton Electrical Americas operating profit to operating profit excluding restructuring
2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Electrical operating profit (including restructuring) 448 $     534 $     630 $     518 $     529 $       605 $      162 $       190 $
Acquisition integration charges (pre-tax) 2           -        4           4           2             8            1             2
Electrical operating profit (excluding restructuring) 450 $     534 $     634 $     522 $     531 $       613 $      163 $       192 $
Reconciliation of Eaton Electrical Rest of World operating profit to operating profit excluding restructuring
2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Electrical operating profit (including restructuring) 26 $      45 $      233 $     107 $     264 $       278 $      53 $         52 $
Acquisition integration charges (pre-tax) 5           12         43         60         33            2            1             3
Electrical operating profit (excluding restructuring) 31 $      57 $      276 $     167 $     297 $       280 $      54 $         55 $
Reconciliation of Eaton Hydraulics operating profit to operating profit excluding restructuring
2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Hydraulic operating profit (including restructuring) 153 $     221 $     265 $     285 $     51 $       279 $       438 $      109 $       123 $
Acquisition integration charges (pre-tax) 6           11         12         6           3           1             4            1             3
Hydraulic operating profit (excluding restructuring) 159 $     232 $     277 $     291 $     54 $       280 $       442 $      110 $       126 $
Reconciliation of Eaton Aerospace operating profit to operating profit excluding restructuring
2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Aerospace operating profit (including restructuring) 157 $     182 $     233 $     283 $     245 $     220 $       244 $      60 $         59 $
Acquisition integration charges (pre-tax) 1           12         39         20         12         4             -         -           -
Aerospace operating profit (excluding restructuring) 158 $     194 $     272 $     303 $     257 $     224 $       244 $      60 $         59 $
Reconciliation of Eaton Truck operating profit to operating profit excluding restructuring
2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Truck operating profit (including restructuring) 453 $     448 $     357 $     315 $     39 $       245 $       486 $      116 $       120 $
Acquisition integration charges (pre-tax) 4           5           -        -           -         -           -
Truck operating profit (excluding restructuring) 457 $     453 $     357 $     315 $     39 $       245 $       486 $      116 $       120 $
Reconciliation of Eaton Automotive operating profit to operating profit excluding restructuring
2005 2006 2007 2008 2009 2010 2011 1Q 2012 2Q 2012
Automotive operating profit (including restructuring) 236 $     143 $     234 $     59 $       (10) $      163 $       209 $      44 $         48 $
Acquisition integration charges (pre-tax) 4           5           1           3           1           -           -         -           -
Automotive operating profit (excluding restructuring) 240 $     148 $     235 $     62 $       (9) $       163 $       209 $      44 $         48 $

Methodology for calculations used in the presentations
Return on equity = trailing 4 quarters net income / average trailing 5 quarters shareholder's equity
Return on invested capital = (EBIT - taxes) / average (total debt + equity)
Return on sales = net income / sales
Total return = stock price appreciation + dividend yield
Net debt to total capital = (total debt - cash & equivalents) / (total debt - cash & equivalents + equity)
Cash flow coverage ratio = (pre-tax income + depreciation + amortization + interest expense) / interest expense
Segment net working capital (including acquisitions) = accounts receivable + inventory - accounts payable.  All amounts average over the year.
DSO = average of quarterly DSO; quarterly DSO = quarter end accounts receivable / quarter sales * 90 days
DOH = average of quarterly DOH; quarterly DOH = quarter end inventory / quarter COGS * 90 days
DPO = average of quarterly DPO; quarterly DPO = quarter end accounts payable / quarter COGS * 90days
Cash conversion cycle = DSO + DOH - DPO
Free cash flow = cash flow from operations - capital expenditures